Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267520

November 21, 2024

NYSE What’s the Fund Transcript:

Judy Shaw:

Joining me today on What's the Fund is George Milling-Stanley. He's the Chief Gold Strategist at State Street Global Advisors. George, fantastic to have you on What's the Fund?

George Milling-Stanley:

Thanks for inviting me, Judy.

Judy Shaw:

What's the fund you're talking about today?

George Milling-Stanley:

SPDR® Gold shares – ticker symbol GLD®.

Judy Shaw:

Okay. So tell me about this fund, what's the strategy?

George Milling-Stanley:

The strategy is to match the price of gold minus the administrative costs of running the fund. It’s a very, very simple strategy marrying the commodity market and the equity market.

Judy Shaw:

Now where should viewers go to learn more about this fund, George?

George Milling-Stanley:

The website is s-s-g-a.com – a wealth of information about gold, and a whole lot of other things too.

Judy Shaw:

George, great to have you on What's the Fund.

George Milling-Stanley:

Thanks, Judy. Good to meet you.

Disclosures:

Important Risk Information

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®” or “GLD”).

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to GLD:

GLD has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see each Fund’s prospectus for a detailed discussion of the risks of investing in each Fund’s shares. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”).

As a result, shareholders of GLD do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor.

GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com Intellectual Property Information:

The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“S&P DJI”) and have been licensed for use by State Street Global Advisors. S&P®, SPDR®, S&P 500®, US 500 and the 500 are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and has been licensed for use by S&P Dow Jones Indices; and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by State Street Global Advisors. The fund is not sponsored, endorsed, sold or promoted by S&P DJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of these indices.

© 2024 State Street Corporation. All Rights Reserved.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.